April 23, 2010

Mail Stop 3010

Mr. Eric M. Polis
Treasurer and Principal Financial Officer
ASI Technology Corporation
980 American Pacific Drive, Suite #111
Henderson, Nevada 89014

      RE: **ASI Technology Corporation**
               Form 10-K for the year ended September 30, 2009
               Filed December 22, 2009
               File No. 0-06428

Dear Mr. Polis:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

               Sincerely,

               Jessica Barberich
               Assistant Chief Accountant